UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Core Scientific, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

21873J108

(CUSIP Number)

Michael J. Levitt

c/o Core Scientific, Inc.

106 East 6th Street, Suite 900-145

Austin, TX 78701

(425) 998-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21873J108

1.	Names of Reporting Persons Michael J. Levitt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,811,007 shares (1)
	8.	Shared Voting Power 20,244,350 shares (2)
	9.	Sole Dispositive Power 1,811,007 shares (1)
	10.	Shared Dispositive Power 20,244,350 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,055,357 shares (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.92% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 210,854 shares of Common Stock and (ii) warrants exercisable for 1,600,153 shares of Common Stock within 60 days of January 19, 2022.
(2)

Includes (i) 41,470 shares of Common Stock held by HKM Investments, LLC (“HKM”); (ii) 869,110 shares of Common Stock held by MJL 2012 Younger Children Trust, modified as of March 21, 2021 (“Younger Children Trust”); (iii) 869,110 shares of Common Stock held by MJL 2012 Older Children Trust, modified as of March 21, 2021 (“Older Children Trust”); (iv) 3,835,368 shares of Common Stock held by CS 1219 Trust, dated April 13, 2017 (“CS 1219 Trust”); (v) 10,629,668 shares of Common Stock held by MJL Revoccable Trust, modified as of June 18, 2021 (“MJL RV Trust”); (vi) 800,210 shares of Common Stock held by NBL Revocable Trust, modified as of June 18, 2021 (“NBL RV Trust”); and (vii) 3,199,414 shares of Common Stock held by MJL Blockchain LLC (“Blockchain”). As a trustee of each of Younger Children Trust, Older Children Trust, CS 1219 Trust, MJL RV Trust, and NBNL RV Trust (collectively, the “Trusts”), Michael J. Levitt (“Levitt”) shares voting and investment authority over the shares held by the Trusts. As the Managing Member of each of HKM and Blockchain, Levitt shares voting and investment authority over the shares held by HKM and Blockchain.

(3)

This percentage is calculated based upon (i) 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022 and (ii) warrants exercisable for 1,600,153 within 60 days of January 19, 2022.

CUSIP No. 21873J108

1.	Names of Reporting Persons HKM Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,470 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,470 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,470 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held by HKM, as the Managing Member, Levitt shares voting and investment authority over these shares.
(2)

This percentage is calculated based upon 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

CUSIP No. 21873J108

1.	Names of Reporting Persons MJL 2012 Younger Children Trust, modified as of March 21, 2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 869,110 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 869,110 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,110 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.27% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held by Younger Children Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(2)

This percentage is calculated based upon 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

CUSIP No. 21873J108

1.	Names of Reporting Persons MJL 2012 Older Children Trust, modified as of March 21, 2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 869,110 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 869,110 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,110 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.27% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held by Older Children Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(2)

This percentage is calculated based upon 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

CUSIP No. 21873J108

1.	Names of Reporting Persons CS 1219 Trust, dated April 13, 2017
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,835,368 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,835,368 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,835,368 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.21% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held by CS 1219 Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(2)

This percentage is calculated based upon 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

CUSIP No. 21873J108

1.	Names of Reporting Persons MJL Revoacable Trust, modified as of June 18, 2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,629,668 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,629,668 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,629,668 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.35% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held by MJL RV Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(2)

This percentage is calculated based upon 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

CUSIP No. 21873J108

1.	Names of Reporting Persons NBL Revocable Trust, modified as of June 18, 2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 800,210 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 800,210 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,210 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.25% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held by NBL RV Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(2)

This percentage is calculated based upon 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

CUSIP No. 21873J108

1.	Names of Reporting Persons MJL Blockchain LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,199,414 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,199,414 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,199,414 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.01% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held by Blockchain as the Managing Member, Levitt shares voting and investment authority over these shares.
(2)

This percentage is calculated based upon 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Core Scientific, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 106 East 6th Street, Suite 900-145, Austin, TX 78701. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)

This Schedule 13D is filed by Michael J. Levitt (“Levitt”), HKM Investments, LLC (“HKM”), MJL 2012 Younger Children Trust, modified as of March 21, 2021 (“Younger Children Trust”), MJL 2012 Older Children Trust, modified as of March 21, 2021 (“Older Children Trust”), CS 1219 Trust, dated April 13, 2017 (“CS 1219 Trust”), MJL Revoccable Trust, modified as of June 18, 2021 (“MJL RV Trust”), NBL Revocable Trust, modified as of June 18, 2021 (“NBL RV Trust”) and MJL Blockchain LLC (“Blockchain” and together with Levitt, HKM, Younger Children Trust, Older Children Trust, CS 1219 Trust, MJL RV Trust and NBL RV Trust, the “Reporting Persons”).

(b)	The principal business and principal business office of the Reporting Persons is c/o Core Scientific, Inc., 106 East 6th Street, Suite 900-145, Austin, TX 78701.

(c)	The principal business of the Reporting Persons is venture capital investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Levitt is a citizen of the United States. Each of HKM and Blockchain is a New York and Delaware Limited Liability Company respectively. Each of Younger Children Trust, Older Children Trust, CS 1219 Trust, MJL RV Trust and NBL RV Trust was organized in Texas.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 20,455,204 shares of Common Stock of the Issuer and warrants exercisable for 1,600,153 shares of Common Stock of the Issuer pursuant to the Agreement and Plan of Merger and Reorganization, dated as of July 20, 2021, as amended by First Amendment to Plan of Merger and Reorganization, dated as of October 1, 2021 and as further amended by the Second Amendment to Plan of Merger and Reorganization, dated as of December 29, 2021 (as amended, the “Merger Agreement”), by and among Power & Digital Infrastructure Acquisition Corp., a Delaware corporation (“XPDI”), XPDI Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of XPDI, and Core Scientific Holding Co., a Delaware corporation (the “Business Combination”). Following the consummation of the Business Combination on January 19, 2022 (the “Closing”), XPDI changed its name to Core Scientific, Inc.

Item 4.	Purpose of Transaction

The Reporting Person has acquired, and holds, the shares of Common Stock and warrants execisable for Common Stock reported herein for investment purposes. The Reporting Person may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Person or his ability to influence control of the Issuer.

Other than as described above, and except that the Reporting Person may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Levitt is the Chief Executive Officer and serves as Co-Chair of the board of directors of the Issuer. As an officer and a director of the Issuer, Levitt may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of January 31, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class

Levitt (1) (2) (3) (4) (5) (6) (7) (8) (9)	1,811,007	1,811,007	20,244,350	1,811,007	20,244,350	22,055,357	6.92%

HKM (2) (10)	41,470	0	41,470	0	41,470	41,470	0.01%

Younger Children Trust (3) (10)	869,110	0	869,110	0	869,110	869,110	0.27%

Older Children Trust (4) (10)	869,110	0	869,110	0	869,110	869,110	0.27%

CS 1219 Trust (5) (10)	3,835,368	0	3,835,368	0	3,835,368	3,835,368	1.21%

MJL RV Trust (6) (10)	10,629,668	0	10,629,668	0	10,629,668	10,629,668	3.35%

NBL RV Trust (7) (10)	800,210	0	800,210	0	800,210	800,210	0.25%

Blockchain (8) (10)	3,199,414	0	3,199,414	0	3,199,414	3,199,414	1.01%

(1)	Includes (i) 210,854shares of Common Stock and (ii) warrants exercisable for 1,600,153 shares of Common Stock within 60 days of January 19, 2022.
(2)	Includes 41,470 shares of Common Stock held by HKM, as the Managing Member, Levitt shares voting and investment authority over these shares.
(3)	Includes 869,110 shares of Common Stock held by Younger Children Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(4)	Includes 869,110 shares of Common Stock held by Older Children Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(5)	Includes 3,835,368 shares of Common Stock held by CS 1219 Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(6)	Includes 10,629,668 shares of Common Stock held by MJL RV Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(7)	Includes 800,210 shares of Common Stock held by NBL RV Trust, as a trustee, Levitt shares voting and investment authority over these shares.
(8)	Includes 3,199,414 shares of Common Stock held by Blockchain, as the Managing Member, Levitt shares voting and investment authority over these shares.
(9)

This percentage is calculated based upon (i) 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022 and (ii) warrants exercisable for 1,600,153 shares within 60 days of January 19, 2022.

(10)

This percentage is calculated based upon 317,279,900 shares outstanding as of January 19, 2022 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

On January 19, 2022, the Reporting Person, entered into an agreement with respect to the Issuer’s Common Stock (the “Lock-Up Agreement”), pursuant to which such stockholders agreed not to, for a period of one hundred eighty (180) daysafter the Closing, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of Issuer Common Stock held by them immediately after the closing of the Transactions, any shares of Issuer Common Stock issuable upon the exercise of options to purchase shares of Issuer Common Stock held by them immediately after the Closing, or any securities convertible into or exercisable or exchangeable for Issuer Common Stock held by them immediately after the Closing (the “Lock-up Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-up Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) subject to certain exceptions set forth in the Lock-Up Agreement. The foregoing descriptions of the Lock-Up Agreement does not purport to be complete, and is qualified in its entirety by reference to the text of such agreement (or the forms thereof). Such agreement (or the forms thereof) is attached hereto as an exhibit and is incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.

Form of Lock-up Agreement (incorporated by reference filed as Exhibit 1.23 to the Issuer’s Registration Statement on Form S-4, as amended (Registration No. 333-258720), filed with the SEC on October 4, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2022

/s/ Michael J. Levitt
Michael J. Levitt

HKM Investments, LLC

By:	/s/ Michael J. Levitt
	Name:	Michael J. Levitt
	Title:	Managing Member

MJL 2012 Younger Children Trust, modifiedas of March 21, 2021

By:	/s/ Michael J. Levitt
	Name:	Michael J. Levitt
	Title:	Trustee

MJL 2012 Older Children Trust, modified as of March 21, 2021

By:	/s/ Michael J. Levitt
	Name:	Michael J. Levitt
	Title:	Trustee

CS 1219 Trust, dated April 13, 2017

By:	/s/ Michael J. Levitt
	Name:	Michael J. Levitt
	Title:	Trustee

MJL Revoacable Trust, modified as of June 18, 2021

By:	/s/ Michael J. Levitt
	Name:	Michael J. Levitt
	Title:	Trustee

NBL Revocable Trust, modified as of June 18, 2021

By:	/s/ Michael J. Levitt
	Name:	Michael J. Levitt
	Title:	Trustee

MJL Blockchain LLC

By:	/s/ Michael J. Levitt
	Name:	Michael J. Levitt
	Title:	Managing Member

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement